Craig D. Miller Manatt, Phelps & Phillips, LLP Direct Dial: (650) 812-1386 E-mail: cmiller@manatt.com

January 5, 2006	Client-Matter: 34172-035

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Adam Halper

Re:                             Focus Enhancements; Registration Statement on Form S-3; File No. 333-130217

Dear Mr. Halper:

On behalf of Focus Enhancements (the “Company”), set forth below are the Company’s responses to the comment letter, dated January 4, 2006, in response to the Form S-3 Registration Statement filed by the Company on December 8, 2005.  We have separately filed Amendment No. 1 to the Form S-3 reflecting updated Part II information.

Plan of Distribution

1.             You indicate that the selling stockholders may engage in short sales.  Please confirm that you and the selling stockholders are aware of our position on short sales.  See interpretation A.65 of the July 1997 Publicly Available Telephone Interpretation Manual.

                We hereby confirm that we and the selling stockholders are aware of the SEC’s position on short sales as set forth in interpretation A.65 of the SEC’s telephone interpretation manual.

2.             Please confirm that Mr. Ainbinder, in his individual capacity, is not a registered broker-dealer.

                We have received written confirmation from Mr. Ainbinder that he is not a registered broker-dealer.

Where You Can Find More Information, page 22.

3.  Please note we no longer maintain public reference rooms in New York or Chicago.

We note the comment for purposes of disclosure.

1001 Page Mill Road, Building 2, Palo Alto, California  94304-1006   Telephone:  650.812.1300  Fax:  650.213.0260

Albany  |  Los Angeles  |  Mexico City  |  New York  |  Orange County  |  Palo Alto  |  Sacramento  |  Washington, D.C.

Legal Opinion

4.             We note the statement “this opinion is given as of the effective date of the Registration Statement.”   However, this statement appears inconsistent with the specific opinion date of December 8, 2005.

We have revised our legal opinion to remove the header date.

5.             We note the statement that the opinion, which is directed to the Board of Directors, is “solely for your benefit and may not be relied upon by any another person.”  This statement appears to be an inappropriate disclaimer since potential investors are entitled to rely on your opinion.  Please revise.

We have revised our legal opinion in accordance with this comment.

We also acknowledge, on behalf of the Company, that in connection with its request for acceleration of the Registration Statement:

•              Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•              The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•              the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter and Amendment No. 1 is responsive to your request.  Do not hesitate to call upon us should you need any additional information.

Sincerely yours,

/s/ Craig D. Miller

Craig D. Miller
cc:	Gary L. Williams
Jerrold F. Petruzzelli